CNFINANCE HOLDINGS LIMITED

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guandong Province 510620

People’s Republic of China

September 13, 2023

VIA EDGAR

Mr. Tyler Howes

Ms. Jennifer Thompson

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: CNFinance Holdings Ltd. (the “Company”)

Annual Report on Form 20-F

Filed April 25, 2023

File No. 001-38726

Dear Mr. Howes and Ms. Thompson:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 29, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”). The comments are repeated below in bold and followed by the responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Annual Report.

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 138

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third-party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third-party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Submission under paragraph (a) of Item 16I

With respect to the submission made under paragraph (a) of Item 16I, the Company respectfully submits that it relied on a review of its register of members and public filings by its shareholders (including Schedule 13G and Schedule 13G/A required to be filed by beneficial owners (individually or as a group) of more than 5% of a covered class of equity securities). Specifically, based on the review of such documents, the Company had two major shareholders as of March 31, 2023 as disclosed in the 2022 Annual Report, namely, Bin Zhai (the Company’s director and chief executive officer) and Kylin Investment Holdings Limited. Mr. Zhai held the beneficial interest in 20.1% of the Company’s ordinary shares and Kylin Investment Holdings Limited held the beneficial interest in 17.8% of the Company’s ordinary shares, respectively. Kylin Investment Holdings Limited were owned by the Company’s executive officers.

The Company believes the review of its register of members and the public filings formed a reasonable basis for the Company to reach the conclusion that it is not controlled by a foreign governmental entity, and it did not rely on additional materials, including any legal opinions or third-party certifications such as affidavits, as the basis for its conclusion under paragraph (a) of Item 16I in the 2022 Annual Report.

Disclosure under paragraph (b)(2) of Item 16I

With respect to the percentage of shares of the Company owned by governmental entities, the Company respectfully submits that it relied on a review of its register of members and public filings by its shareholders. Based on a review of its register of members in relation to the 2022 Annual Report preparation and to the Company’s knowledge, none of the shareholders on record was a governmental entity in the jurisdiction in which the Company is incorporated as disclosed in the 2022 Annual Report. As it would present undue hardship for the Company to verify the background of each holder of its American depositary shares (“ADS”) that do not appear on its register of members due to (a) the large number of such holders and (b) the fluidity of their beneficiary ownership, the Company relied on public filings made by the Company’s shareholders with the SEC (i.e. Schedule 13G and Schedule 13G/A). Based on such public filings, none of the Company’s shareholders are governmental entities. Although such public filings may only reveal the identity of beneficial owners that currently or historically held more than 5% of the Company’s shares, no other facts came to the Company’s attention indicates that any specific holders of ADS of the Company is a governmental entity in the jurisdiction in which the Company is incorporated.

With respect to the percentage of shares of each of the Company’s consolidated foreign operating entities, the Company respectfully submits that it relied on a review of the register of members of each such consolidated foreign operating entities and consolidated intermediary holding companies. Each such consolidated foreign operating entity is directly wholly-owned by its respective shareholder, which are directly or indirectly wholly-owned by the Company.

The Company respectfully submits that it believes the above formed a reasonable basis for it to reach the conclusion that, to its best knowledge, none of the shares of the Company or its consolidated foreign operating entities are owned by governmental entities in the relevant jurisdictions. The Company did not rely on additional materials, including any legal opinions or third-party certifications such as affidavits, as the basis for its conclusion under paragraph (b)(2) of Item 16I in the 2022 Annual Report.

Disclosure under paragraph (b)(3) of Item 16I

Based on the documents reviewed and reasons as explained above, the Company reached the conclusion that governmental entities in the applicable foreign jurisdiction with respect to the Company’s registered public accounting firm do not have a controlling financial interest in the Company or any of its consolidated foreign operating entities. The Company did not rely on additional materials, including any legal opinions or third-party certifications such as affidavits, as the basis for its conclusion under paragraph (b)(3) of Item 16I in the 2022 Annual Report.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that to determine whether any director of (a) CNFinance Holdings Ltd. or (b) each of its consolidated foreign operating entities (each a “Director”, collectively “Directors”) is an official of the Chinese Communist Party, it has inquired each of the Directors in connection with its 2022 Annual Report preparation, and reviewed the profiles of the Directors retained by the Company. Based on such scope of review, the determination was made that none of the Directors was an official of the Chinese Communist Party. The Company did not rely on third party certifications such as affidavits as the basis for its disclosure.

3.	We note your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) use terms such as “us,” “our” and “we,” while (b)(4) refers to “our... or... our operating entity.” It is unclear from the context of these disclosures whether terms such as “we” and “our” are meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to CNFinance Holdings Limited. It also is unclear whether the term “our operating entity” is meant to encompass all of your consolidated foreign operating entities. Please note that Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 16I(b) for you and all of your consolidated foreign operating entities in your supplemental response.

The Company respectfully submits that with respect to the disclosure made in the 2022 Annual Report pursuant to Items 16I(b)(2), (b)(3) and (b)(5), it meant to encompass the Company and its consolidated foreign operating entities. As separately addressed in the responses for Comment 1, 2 and 4 in this letter, the Company confirms that as of the date of the 2022 Annual Report (a) to its best knowledge, (i) none of the governmental entities in the applicable foreign jurisdiction with respect to the Company’s registered public accounting firm have a controlling financial interest in the Company and its consolidated foreign operating entities and (ii) none of the members of the Company’s board of directors or the board of directors of the Company’s consolidated operating entity is an official of the Chinese Communist party and (b) the Company’s amended and restated memorandum and articles of association as well as the articles of incorporation (or equivalent organizing document) of the Company’s consolidated operating entities do not contain any charter of the Chinese Communist Party.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company supplementally confirms, without qualification, the effective memorandum and articles of association of CNFinance Holdings Ltd. and the articles of incorporation (or equivalent organizing document) of each of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

General Note to the Staff:

The Company respectfully submits in this letter its proposed updates to the disclosures contained in the 2022 Annual Report, which, subject to the Staff’s review and further regulatory developments (if applicable), will be included in the Company’s annual report for the year ending December 31, 2023 and future filings, to the extent applicable.

If you have any additional questions or comments regarding the 2022 Annual Report or the Company’s other filings, please contact please contact the undersigned at ir@cashchina.cn.

Sincerely yours,

Date: September 13, 2023	CNFinance Holdings Ltd.

	By:	/s/ Bin Zhai
		Name:	Bin Zhai
		Title:	Chief Executive Officer

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